October 17, 2013

VIA FEDEX AND EDGAR

Re:	Brixmor Property Group Inc.

Registration Statement on Form S-11

File No. 333-190002

Sandra B. Hunter, Esq. Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Dear Ms. Hunter:

On behalf of Brixmor Property Group Inc. ( “Brixmor”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 4 (“Amendment No. 4”) to the above-referenced Registration Statement relating to the offering of shares of Brixmor’s common stock, marked to show changes from Amendment No. 3 as filed on October 4, 2013. The Registration Statement has been revised in response to the Staff’s comments and to reflect inclusion of information dependent upon the anticipated offering size and price range. We note that Amendment No. 4 contemplates, based upon the mid-point of the anticipated price range for the offering, a $750 million offering of 37,500,000 shares at $20.00 per share (and total Outstanding Brixmor Interests following the offering of 294,283,258), whereas the pages of the Registration Statement previously supplementally submitted to the Staff

SECURITIES AND EXCHANGE COMMISSION	2	October 17, 2013

on October 4, 2013 contemplated, based on the assumed mid-point of then anticipated price range for the offering, a $750 million offering of 50,000,000 shares at $15.00 per share (and total Outstanding Brixmor Interests following the offering of 386,167,284). However, the methodologies utilized to populate the offering size and price range dependent information in Amendment No. 4 were identical to those utilized to populate such information in the previous supplemental submission.

In addition, we are providing the following responses to your comment letter, dated October 11, 2013, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 4. The responses and information described below are based upon information provided to us by Brixmor. Capitalized terms used herein that are not otherwise defined shall have the meanings assigned to such terms in Amendment No. 4.

Distribution Policy, page 49

1.	We note your response to comment 8 of our letter dated October 2, 2013. Please expand footnote (7) to explain your basis for using a four year average as detailed in your response. Also, please expand the disclosure regarding your investing activities on page 93 to discuss your historical recurring capital expenditures and your expectations for the future.

Brixmor has revised footnote (7) to explain its basis for using a four year average as detailed in its prior response. Brixmor has also revised the disclosure regarding its investing activities on page 93 to discuss its historical recurring capital expenditures and its expectations for the future.

Item 33. Recent Sales of Unregistered Securities, page II-1

2.	We note your response to comment 14 of our letter dated October 2, 2013. Please revise this section to name the persons or identify the class of persons to whom the units will be issued. Please refer to Item 701(b) of Regulation S-K.

SECURITIES AND EXCHANGE COMMISSION	3	October 17, 2013

Brixmor has revised Item 33 on page II-1 to name the persons to whom the units will be issued.

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Please do not hesitate to call Michael V. Pappagallo, President and Chief Financial Officer of Brixmor, at 646-344-8700 with any questions or further comments you may have regarding accounting matters and Joshua Ford Bonnie at 212-455-3986 with any other questions or further comments you may have regarding this filing.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission

Tom Kluck, Esq.

Jessica Barberich

William Demarest

Brixmor Property Group Inc.

Michael V. Pappagallo

Steven F. Siegel, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

David J. Goldschmidt, Esq.

Phyllis G. Korff, Esq.